SHAW ANNOUNCES REDEMPTION PRICE FOR 6.50% SENIOR NOTES DUE 2014

Calgary, Alberta (February 12, 2014) – Shaw Communications Inc. announced today that it has determined the redemption price for its C$600 million 6.50% senior notes due June 2, 2014 (the “2014 Notes”). As previously announced, the redemption date for the 2014 Notes is February 18, 2014 (the “Redemption Date”).

The redemption price per C$1,000 principal amount of the 2014 Notes is C$1,012.433 plus accrued interest to the Redemption Date of $13.890.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.2 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca